UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Issuer:

Value Add Growth REIT III, LLC

Legal status of Issuer:

> *Form:*

Limited Liability Company

> *Jurisdiction of Incorporation/Organization:*

Delaware

> *Date of Organization:*

March 16, 2022

Physical Address of Issuer:

750 B Street Suite 1930 San Diego, CA 92101 United States

Website of Issuer:

www.diversyfund.com

Current Number of Employees:

None

	Most recent fiscal year-end (2024)
TOTAL ASSETS	$4,374,019
Real Estate Equity Investments	$4,345,059

Cash & Cash Equivalents	$28,960
TOTAL LIABILITIES	$100,223
Accounts Payable and Accrued Expenses	$100,223
TOTAL MEMBERS' EQUITY	$4,273,796
Class A shares no par value: 487,212 outstanding shares issued at $10 per share	$4,872,123
Accumulated Deficit	$(598,327)
TOTAL MEMBERS' EQUITY	
TOTAL LIABILITIES AND MEMBERS' EQUITY	$4,374,019

Table of Contents

VALUE ADD GROWTH REIT III LLC



This Form C-AR (including the cover page and all exhibits attached hereto, the "**Form C-AR**") is being furnished by Value Add Growth REIT III LLC (the "**Company**," "**we**," "**us**," or "**our**") for the sole purpose of providing certain information about the Company as required by the U.S. Securities and Exchange Commission (the "**SEC**").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The SEC does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it file a report with the Commission and annually post the report on its website at http://www.diversyfund.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by (1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, (2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, (3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, (4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party or (5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 18, 2025.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

ABOUT THIS FORM C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide any information different from that contained in this Form C-AR. If anyone provides you with different or inconsistent information, you should not rely on it. Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

FORWARD-LOOKING STATEMENTS

This Form C-AR and any documents incorporated by reference herein or therein, including Exhibit A and Exhibit B, contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections regarding its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statements made in this Form C-AR or any documents incorporated by reference herein or therein is accurate only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. Except as required by law, the Company undertakes no obligation to publicly update any forward-looking statements for any reason after the date of this Form C-AR, whether as a result of new information, future developments or otherwise, or to conform these statements to actual results or to changes in our expectations.

OTHER INFORMATION

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form C-AR to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/ Craig Cecilio
_____
(Signature)

Craig Cecilio
_____
(Name)

Chief Executive Officer
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/ Craig Cecilio
_____
(Signature)

Craig Cecilio
_____
(Name)

Chief Executive Officer
_____
(Title)

April 18, 2025
_____
(Date)

/s/ Alan Lewis
_____
(Signature)

Alan Lewis
_____
(Name)

Chief Investment Officer
_____
(Title)

April 18, 2025
_____
(Date)



EXHIBIT A
ANNUAL REPORT

VALUE ADD GROWTH REIT III LLC

D I V E R S Y F U N D

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in the Form C-AR and the Exhibits hereto. This summary may not contain all of the information that may be important to you. You should read the entire Form C-AR carefully, including this Exhibit A and Exhibit B therein.

The Company

The Company was formed to invest in real estate projects in the United States. The Company focuses primarily on multifamily value-add properties but also looks for opportunities across other commercial real estate sectors, including industrial projects, data centers, self-storage, and medical office projects. The Company may seek to identify existing projects that have become distressed because of the COVID- 19 pandemic and related government and economic policy actions, but distressed projects are not its principal focus.

The Company is located at 750 B Street Suite 1930 San Diego, CA 92101, United States. The Company's website is www.diversyfund.com.

Information about the Company available on or through our website is not a part of this Form C-AR.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. The order in which these risks are discussed is not intended to suggest that some are more important than others. You should consider general risks as well as specific risks, including, but not limited to, those noted herein.

We have a limited operating history. The Company is still in its early phase and there can be no assurance that we will operate profitably. Although the principals of the Company have been engaged in the real estate and finance industries for years, the Company is an early stage business and it faces challenges on a number of fronts, including attracting and retaining qualified employees, designing and implementing new business systems, developing technology systems, marketing, and capital formation. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early-stage companies. If the Company fails in any of these or other key areas, the whole business could fail and investors could lose some or all of their money.

Global crises, such as the recent COVID-19 pandemic, economic downturns and wars, can have a significant effect on our business operations and revenue projections. As a result of the COVID-19 pandemic, the world economy suffered the sharpest and most severe slowdown since at least the Great Depression. Moreover, the recovery has been fueled by enormous deficit spending by the Federal government and historic actions by the Federal Reserve to provide liquidity, neither of which is sustainable in the long term. We believe the multifamily market will continue

to offer opportunities for successful acquisition and development, but neither we nor anyone else knows for certain what the real estate landscape will look like in the future.

You could lose your money: The ability of the Company to make distributions depends on a number of factors, including some beyond our control. There is no guaranty that you will receive payments and you could lose some or all of your money.

There is no guaranty that the Company will perform as well as its affiliates have performed. In addition to changing economic conditions, factors that could cause the value of property held by the Company to decline include:

- Changes in interest rates
- Competition from existing properties and new construction
- Changes in national or local economic conditions
- Changes in zoning
- Environmental contamination or liabilities
- Changes in local market conditions
- Fires, floods, and other casualties
- Uninsured losses
- Undisclosed defects in property
- Incomplete or inaccurate due diligence

Real estate investing is illiquid. Real estate is highly illiquid, meaning that it is not typically capable of being readily sold for cash at fair market value. Thus the Company might not be able to sell a real estate project as quickly or on the terms that it would like. Moreover, the overall economic conditions that might cause the Company to want to sell properties are generally the same as those in which it would be most difficult to sell.

There is strong competition for real estate investments: To achieve satisfactory returns for our investors, the Manager must identify projects that satisfy our investment selection criteria and that can be acquired at reasonable prices. There is no guaranty that the Manager will be able to do so. The Manager, directly or through affiliates, will compete with other real estate developers for the most promising projects, and some of those other real estate developers could have substantially greater resources, allowing them to move more quickly, pay more, or have greater access to the best projects. The result could be that the Company winds up investing in projects of lower quality or overpaying for projects as a result of intense competition.

The Company may invest in projects of affiliates. The Company may invest in projects sponsored or co-sponsored by the Sponsor or its affiliates. These projects may not necessarily be the best projects available for investment.

Real estate investing is subject to extensive government regulation. In addition to zoning approval, any development project requires the approval of numerous government authorities regulating such matters as density levels, the installation of utility services such as water and waste disposal, and the dedication of acreage for open space, parks, schools and other community purposes. Governmental authorities have imposed impact fees as a means of defraying the cost of providing certain governmental services to developing areas and the amount of these fees has increased significantly during recent years. Many state laws require the use of specific construction materials which reduce the need for energy consuming heating and cooling systems. Local governments also, at times, declare moratoriums on the issuance of building permits and impose other restrictions in areas where sewage treatment facilities and other public facilities do not reach minimum standards. All these regulations impose costs and risks on our Projects.

The Company may rely on insufficient representations and warranties of sellers. In some cases, the Company might invest in projects where the seller of the real estate made limited or no representations and warranties concerning the condition of the real estate, the status of leases, the presence of hazardous materials or hazardous substances, the status of governmental approvals and entitlements, and other important matters. If we fail to discover defects through our own due diligence review but discover them only after the project has been acquired and the Company has made its investment, we may have little or no recourse against the sellers.

The Company may fail to perform complete due diligence. The Manager or an affiliate of the Manager performs "due diligence" on each project, meaning we review available information about the project, its current zoning, the surrounding community, and other information we believe is relevant. As a practical matter, however, it is impossible to review all of the information about a given piece of real estate (or about anything) and there is no assurance that all of the information we have reviewed is accurate. For example, sometimes important information is hidden or unavailable, or a third party might have an incentive to conceal information or provide inaccurate information, or we might not think of all the relevant information, or we might not be able to verify all the information we review. It is also possible that we reach inaccurate conclusions about the information we have reviewed. Due diligence is as much an art as it is a science, and there is a risk that, especially with the benefit of hindsight, our due diligence may turn out to have been incomplete or inadequate.

The success of the Company and its ability to make distributions to investors depends on the Manager's ability to gauge the value of real estate assets. Although the Manager and its principals are experienced real estate investors and rely on various objective criteria to select properties for investment including, in all or almost all cases, third-party appraisals, there is no guaranty that the Company and its advisors will be successful.

The Company is subject to Federal and state securities laws, rules and regulations. The Company conducted its offering under Reg CF and we may conduct future offerings under Reg CF, Regulation D, and/or Regulation A. To satisfy any of these "exemptions" from the requirement to register shares offered for purchase to investors, the Company must comply with complex rules, regulations, and requirements. Although the Company is guided by experienced securities counsel, it is possible that we would fail to qualify for an exemption with possibly negative consequences, including the inability to raise additional capital.

The Company must comply with provisions of the Americans with Disabilities Act. Under the Americans with Disabilities Act (the "ADA"), public accommodations must meet certain federal requirements related to access and use by disabled persons. Some (although not all) of the projects in which the Company invests will be "public accommodations," and complying with the ADA and other similar laws will make those projects more expensive to build and maintain than they would have been otherwise. Furthermore, it is possible that the ADA could be extended by law or regulation, requiring existing projects to be retrofitted at great expense.

The Company may encounter difficulty attracting buyers and tenants. Some of the projects in which the Company invests may involve the construction of houses, with the expectation that the houses will be sold once construction is complete. Other projects involve the construction of multifamily apartment communities, with the expectation that the apartments are leased to tenants once construction is complete. In either situation, the projects are built on "spec," meaning that we may not have a buyer for the house or tenants for the apartments at the time construction begins. Depending on market conditions, we may experience difficulty finding a buyer or tenants, with adverse effects on the profitability of the project.

The Company's projects may entail construction risk. Most or all of the projects in which the Company invests involve substantial renovation of existing properties or construction of new properties. No matter how carefully we plan, the construction process is notorious for cost overruns and delays. If the construction of a project costs significantly more than we budgeted, or takes significantly longer to complete than forecast, the profitability or even the viability of the project could suffer.

The Company's projects may entail environmental risks. The Manager or its affiliates conduct typical environmental testing on each project to determine the existence of significant environmental hazards. However, it is impossible to be certain of all the ways that a given piece of real estate has been used, raising the possibility that environmental hazards could exist despite our environmental investigations. Under Federal and State laws, moreover, a current or previous owner or operator of real estate may be required to remediate any hazardous conditions without regard to whether the owner knew about or caused the contamination. Similarly, the owner of real estate could become subject to common law claims by third parties based on damages and costs resulting from environmental contamination. The cost of investigating and remediating environmental contamination can be substantial, even catastrophic. The existence of an environmental hazard could therefore present direct or indirect risks to the Company.

The Company's investment portfolio may be inadequately diversified. The first projects in which the Company invests may be concentrated in one or a limited number of markets. Therefore the Company's portfolio of real estate assets is relatively undiversified geographically and may be highly concentrated in a few or even a single investment. Portfolio theory suggests that greater diversification reduces risk and therefore investors should be aware that an investment in the Company may not provide adequate diversification now, or ever.

The Company may not be able to liquidate its investments timely, or at all. There is no guarantee that we will be able to successfully pursue a liquidity event with respect to any of our projects. Market conditions may delay or even prevent the Manager from pursuing liquidity events. If we do not or cannot liquidate our real estate portfolio, or if we experience delays due to market conditions, this could delay Investors' ability to receive a return of their investment indefinitely and may even result in losses.

There is a risk of dilution. If we raise additional capital in the future by issuing equity interests in the Company, your ownership interest would be diluted.

If we raise new funds in the future, those securities could have rights superior to those of existing shareholders. The Company may issue securities in the future that have rights superior to the rights associated with the Class A Investor Shares. For example, the holders of those securities could have the right to receive distributions before any distributions are made to Investors, or distributions that are higher, dollar for dollar, than the distributions paid to the holders of the Class A Investor Shares, or the right to receive all their money back on a liquidation of the Company before the holders of the Class A Investor Shares receive anything.

The Company expects to finance real estate purchases with loans. We intend to borrow money to finance most or all of the projects in which the Company invests. While debt financing can improve returns in a good market, it carries significant risks in a bad market, and therefore increases our vulnerability to downturns in the real estate market or in economic conditions generally. There is no guaranty that we will generate sufficient cash flow to meet our debt service obligations, and we may be unable to repay, refinance or extend our debt when due. We may also give our lender(s) security interests in our assets as collateral for our debt obligations. If we are unable to meet our debt service obligations, those assets could be foreclosed upon, which could negatively affect our ability to generate cash flows to fund distributions to Investors. We may also be required to sell assets to repay debt and may be forced to sell at times that are unfavorable to the Company, which would likewise negatively affect our ability to operate successfully.

The Company may not have adequate insurance. The Manager or an affiliate of the Manager will try to ensure that each project carries adequate insurance coverage against foreseeable risks. However, there can be no assurance that our insurance will be adequate, and insurance against some risks, like the risk of earthquakes and/or floods, might be unavailable altogether or available at commercially unreasonable rates or in amounts that are less than the full market value or replacement cost of the underlying properties. Hence, it is possible that a project would suffer an uninsured loss, resulting in a loss to the Company and Investors.

The Company may have uninsured cash deposits. Any cash the Company has on hand from time to time will likely be held in regular bank accounts. While the FDIC insures deposits up to a specified amount, it is possible that the amount of cash in the Company's account would exceed the FDIC limits, resulting in a loss if the bank failed.

Investor rights to sue the Manager are limited. The Company's Limited Liability Company Agreement strictly limits the grounds for which an Investor may sue the Manager. For example, the Limited Liability Company Agreement waives all fiduciary obligations of the Manager. This means that except in rare circumstances, you will not be able to sue the Manager even if the Manager makes mistakes and those mistakes cost you money.

Investors have virtually no ability to participate in the Company's management. Investors do not have a right to vote or otherwise participate in managing the Company. For example, Investors have no voice in selecting the projects in which the Company invests, deciding on the terms of the investment, or deciding when a project should be sold.

The Company is reliant on the current management team. The success of the Company depends almost exclusively on the abilities of its current management team. If any of these individuals resigned, died, or became ill, the Company and its Investors could suffer.

The interests of the Manager may conflict with those of investors. The interests of the Manager could conflict with the interests of Investors in a number of important ways, including these:

- The interests of Investors may be better served if our management team devoted its full attention to the business of the Company. Instead, our team will manage a number of varied projects.

- The Company might not consider investing in projects other than those controlled by the Manager and its affiliates, even if the projects in question represent better opportunities.

- The Manager and its affiliates might not invest significant equity in the Company or in the projects in which the Company invests. If they do not, their economic interests could be in conflict with the interests of Investors.

- Members of our management team have business interests wholly unrelated to the Company and its affiliates, all of which require a commitment of time.

- The lawyers who prepared the Limited Liability Company Agreement, the Investment Agreement, and this Offering Circular represent us, not you. You must hire your own lawyer (at your own expense) if you want your interests to be represented.

Investors have no right to a jury trial. The Investment Agreement and the LLC Agreement both provide that legal claims will be decided only by a judge, not by a jury. The provision in the LLC Agreement will apply not only to an Investor who purchases Class A Investor Shares in the Offering, but also to anyone who acquires Class A Investor Shares in secondary trading. Having legal claims decided by a judge rather than by a jury could be favorable or unfavorable to the interests of an owner of Class A Investor Shares, depending on the parties and the nature of the legal claims involved. It is possible that a judge would find the waiver of a jury trial unenforceable and allow an owner of Class A Investor Shares to have his, her, or its legal claim decided by a jury. In any case, the waiver of a jury trial in both the Investment Agreement and the LLC Agreement do not apply to claims arising under the Federal securities laws.

Any claims against the Company may be handled only in courts located in Delaware. Our Investment Agreement and our LLC Agreement both provide that disputes will be handled solely in the state or federal courts located in Delaware. We included this provision primarily because (i) the Company is organized under Delaware law, (ii) Delaware courts have developed significant expertise and experience in corporate and commercial law matters and investment-related disputes (which typically involve very complex legal questions), particularly with respect to alternative entities (such as LLCs), and have developed a reputation for resolving disputes in these areas in an efficient manner, and (iii) Delaware has a large and well-developed body of case law in the areas of corporate and alternative entities law and investment-related disputes, providing predictability and stability for the Company and its Investors. This provision could be unfavorable to an Investor to the extent a court in a different jurisdiction would be more likely to find in favor of an Investor or be more geographically convenient to an Investor. It is possible that a judge would find this provision unenforceable and allow an Investor to file a lawsuit in a different jurisdiction.

Section 27 of the Exchange Act provides that Federal courts have exclusive jurisdiction over lawsuits brought under the Exchange Act, and that such lawsuits may be brought in any Federal district where the defendant is found or is an inhabitant or transacts business. Section 22 of the Securities Act provides that Federal courts have concurrent jurisdiction with State courts over lawsuits brought under the Securities Act, and that such lawsuits may be brought in any Federal district where the defendant is found or is an inhabitant or transacts business. Investors cannot waive our (or their) compliance with Federal securities laws. Hence, to the extent the forum selection provisions of the Investment Agreement or the LLC Agreement conflict with these Federal statutes, the Federal statutes would prevail.

The Company's LLC Agreement limits investor rights. The Company's Limited Liability Company Agreement limits your rights in several important ways, including these:

- The LLC Agreement significantly curtails your right to bring legal claims against management.

- The LLC Agreement limits your right to obtain information about the Company and to inspect its books and records.

- Investors can remove the Manager only in very limited circumstances, even if you think the Manager is doing a bad job.

- The Manager is allowed to amend the LLC Agreement in certain respects without your consent.

- The LLC Agreement restricts your right to sell or otherwise transfer your Class A Investor Shares.

- The LLC Agreement gives the Manager the right to buy back your Class A Investor Shares without your consent if the Manager determines that (i) the Company would otherwise become subject to the Employee Retirement Income Security Act of 1974 (after referred to as "ERISA"), or (ii) you have engaged in certain misconduct.

- The LLC Agreement provides that all disputes will be conducted in San Diego County, California.

The Investment Agreement may limit your rights. The Investment Agreement limits your rights in several important ways if you believe you have claims against us arising from the purchase of your Class A Investor Shares:

- Any claims arising from your purchase of Class A Investor Shares or the Investment Agreement must be brought in the state or federal courts located in San Diego, California, which might not be convenient to you.

- You would not be entitled to a jury trial.

- You would not be entitled to recover any lost profits or special, consequential, or punitive damages.

- If you lost your claim against us, you would be required to pay our expenses, including reasonable attorneys' fees. If you won, we would be required to pay yours.

Your shares may not be transferable. There are several obstacles to selling or otherwise transferring your Class A Investor Shares:

- There will be no established market for your Class A Investor Shares, meaning you could have difficulty finding a buyer.

- Under the Limited Liability Company Agreement, the Class A Investor Shares may not be transferred in some circumstances.

- If you want to sell your Class A Investor Shares, you must first offer it to the Manager.

- Under the Limited Liability Company Agreement, the Class A Investor Shares may not be transferred if the Manager determines that the transfer could jeopardize the status of the Company as a REIT.

- To qualify as a REIT, the Limited Liability Company Agreement limits the amount of the Company that any one person may own, which may restrict your ability to sell Class A Investor Shares to others who have invested in the Company.

The Company is an "emerging growth company". If the Company were to become a public company (*e.g.*, following an IPO) and continued to qualify as an emerging growth company, it would be able to take advantage of certain exemptions from the reporting requirements under the Securities Exchange Act of 1934 and exemptions from certain investor protection measures under the Sarbanes Oxley Act of 2002. Using these exemptions could benefit the Company by reducing regulatory compliance costs but could also mean that investors receive less information and receive fewer protections than they would otherwise. However, these exemptions – and the status of the Company as an "emerging growth company" in the first place – will not be relevant unless the Company becomes a public reporting company, which we do not plan or foresee.

The Company's shares are not traded on an exchange and therefore the Company is not subject to stock exchange rules. Companies whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) are generally subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (*i.e.*, directors with no material outside relationships with the company or management), which is responsible for monitoring the Company's compliance with the law. As of the date of this Offering Statement, neither the Class A Investor Shares nor any other securities of the Company are listed on a national exchange, and it is likely that our securities will never be listed on a national exchange. Accordingly, you may not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of a national exchange.

The Company could fail to qualify as a REIT. We intend to elect to be taxed as a real estate investment trust, or "REIT," under Sections 856 through 860 of the Internal Revenue Code (the "Code") for purposes of federal income taxes. To qualify as a REIT, the Company must satisfy a number of criteria, both now and on an ongoing basis. Should the Company fail to satisfy any of these criteria, even inadvertently, it could become subject to penalty taxes and/or lose its REIT status altogether, which would make the Company subject to federal income tax and thereby reduce the returns to investors substantially. Further, even if it maintains its REIT status, the Company could be subject to various taxes in some situations. While the Company intends to seek guidance from tax advisors and operate its business accordingly, there is no guaranty that it will be able to avoid taxes and maintain its qualification as a REIT.

The Company is subject to requirements as a REIT. REITs are subject to a 100% tax on income from "prohibited transactions," which include sales of assets that constitute inventory or other property held for sale in the ordinary course of a business, other than foreclosure property. This 100% tax could impact our desire to sell assets and other investments at otherwise opportune times if we believe such sales could be considered a prohibited transaction.

The Company is required to distribute its taxable income. As a REIT, we generally must distribute 90% of our annual taxable income to our investors. From time to time we might generate taxable income greater than our net income for financial reporting purposes from, among other things, amortization of capitalized purchase premiums, or our taxable income might be greater than our cash flow available for distribution to our stockholders. If we do not have other funds available in these situations, we might be unable to distribute 90% of our taxable income as required by the REIT rules. In that case, we would need to borrow funds, sell a portion of our investments, potentially at disadvantageous prices, or find another alternative source of funds. These alternatives could increase our costs or reduce our equity and reduce amounts to invest in real estate assets and other investments. Moreover, the distributions received by our stockholders in such an event could constitute a return of capital for federal income tax purposes, as the distributions would be in excess of our earnings and profits.

The Company may be subject to federal and state income taxes. Even if the Company qualifies and maintains its qualification as a REIT, it may be subject to federal income taxes and related state taxes. For example, if we have net income from a "prohibited transaction," such income will be subject to a 100% tax. The Company may not be able to make sufficient distributions to avoid excise taxes applicable to REITs. The Company may also decide to retain income it earns from the sale or other disposition of its property and pay income tax directly on such income. In that event, the Company's investors will be treated as if they earned that income and paid the tax on it directly. However, shareholders that are tax-exempt would have no benefit from their deemed payment of such tax liability. The Company may also be subject to state and local taxes on its income or property. Any federal or state taxes paid by the Company will reduce the Company's operating cash flow and cash available for distributions.

A non-U.S. investor may be subject to tax under FIRPTA. A non-U.S. Investor who sells Class A Investor Shares for a gain would generally be subject to tax under the Foreign Investment in Real Property Tax Act (FIRPTA) if the Company does not qualify as a "domestically controlled REIT," meaning a REIT in which less than 50% of the value of the outstanding shares are owned by non-U.S. persons. We intend to qualify as a domestically controlled REIT, but there can be no assurance we will always do so.


THE FOREGOING ARE NOT NECESSARILY THE ONLY RISKS OF OWNING SHARES IN THE COMPANY. PLEASE CONSULT WITH YOUR PROFESSIONAL ADVISORS


Description of the Business

The Company was formed to invest in real estate projects in the United States. The Company focuses primarily on multifamily value-add properties but also looks for opportunities across other commercial real estate sectors including industrial projects, data centers, self-storage, and medical office projects.

Investments Through Other Entities

Sometimes the Company owns real estate directly. Most of the time, however, investments made by the Company will be through other entities ("Project Entities"). For example, if the Company invests in a multifamily property, the property will likely be owned by a different entity, such as a limited partnership or a limited liability company. Typically, Project Entities will be controlled by the Sponsor or another entity controlled by the Sponsor. However, if the Company does not control the Project Entity itself then it will retain control rights, meaning the Company's consent will be required to certain major actions taken by the Project Entity, such as the sale or refinancing of its real estate and the replacement of its manager or general partner.

LLC Agreement

The Company is governed by a Limited Liability Company Agreement dated March 16, 2022, which we refer to as the "LLC Agreement."

Management

The Company is managed by the Manager. The Manager is an affiliate of DiversyFund, Inc., a Delaware corporation and a real estate developer, which we refer to as the "Sponsor." The Sponsor owns and operates the DiversyFund Platform at www.DiversyFund.com (the "Site"), where it seeks funding for its real estate projects and allows investors to hold interests in real estate opportunities that have been historically difficult to access for most investors. The LLC Agreement generally gives the Manager exclusive control over all aspects of the Company's business. Other members of the Company, including investors who purchased Class A Investor Shares in the Offering, generally have no right to participate in the management of the Company.

There is only one exception to this rule: the owners of the Class A Investor Shares may, in some situations, remove the Manager for cause.

Investment Strategy

The Company invests in a diversified portfolio of predominantly multifamily value add real estate assets throughout the United States.

Specifically, we invest primarily in multifamily value-add projects in markets that exhibit a trend of strong population and job growth and other favorable local market conditions. The value-add investment strategy entails (i) buying a project that in most instances is already stabilized and creating cash flow, (ii) implementing a capital expenditure program where we renovate both the interior units and the exterior of the property over a 18 to 36 month period, and (iii) improving the overall management of the property to decrease operating expenses and increase occupancy. We expect these renovations will allow us to charge tenants a higher rent and therefore "add value" to the asset by increasing cash flow and the property's overall market value based on higher net operating income.

The Company may also build or invest in new multifamily projects where it believes it can expect a significant profit and may also lend money to real estate projects to generate current yield.

The Multifamily Real Estate Market

Historically, the multifamily market has been driven by favorable supply/demand fundamentals, including (i) a limited number of new units coming onto the market; (ii) the demographic often referred to as "echo boomers," (iii) an increase in the number of immigrants; and (iv) tighter lending guidelines leading to lower rates of home ownership.

The global COVID-19 pandemic interrupted some of these positive fundamentals, causing the multifamily housing market to experience more market turbulence than in recent previous years. While many of the direct impacts of the COVID-19 pandemic had eased by the beginning of 2024, the longer-term macroeconomic effects on global supply chains, inflation, labor shortages and wage increases continue to impact many industries including ours. In particular, the increase in inflation led to a rapid rise in interest rates not seen in decades, which created further uncertainty for the economy in general and for the multifamily market in particular. Increases in interest rates adversely affect our ability to obtain financing for our investments or to refinance existing loans when the lending term ends. At the same time higher interest rates may tend to push would-be home buyers into rentals, increasing demand in some regions for multifamily properties. In September 2024 the Federal Reserve cut interest rates by 50 basis points, its first rate cut since March 2020, and it followed with two more rate cuts by the end of the year while also signaling a slowdown in interest rate cuts for 2025. The prevailing interest rate generally moves in tandem with the inflation rate and should inflation pick up again in early 2025, we expect the Federal Reserve to delay further rate cuts or even raise rates in an attempt to dampen resurgent inflation fires.

Nonetheless we remain optimistic about the medium- to long-term outlook of the multifamily market and believe the current market still presents investment opportunities. First, the number of new units coming onto the market remains unequal to ever-increasing demand for housing, particularly in certain regions of the country where a significant portion of the population decamped during and after the pandemic. If the new administration's tariffs curtail new homebuilding as expected, homebuilders will struggle to match demand for new housing and the potential for interest rate increases will put growing pressure on the residential construction industry, extending or exacerbating the American housing shortage. Second, the rapid rise in interest rates from 2022-2024 led to tighter credit markets and increased credit standards for banks originating new loans, augmenting the pool of persons interested in multifamily housing. These factors combined to reduce the pool of persons available to purchase single-family homes and increase the demand for multifamily housing, although this demand has not been spread evenly across the country.

The Commercial Real Estate Market

The commercial real estate market, of which multifamily real estate is one subsector, has experienced extraordinary market challenges in many locations throughout the United States, particularly in the largest cities which saw the steepest increase in demand leading up to the pandemic years. While retail, hospitality and office assets continue to experience significant vacancies and some markets have seen softening in multifamily rents due to new construction deliveries in 2024, we expect the multifamily market in many areas will remain relatively stable given the overall housing shortage.

Due Diligence

When the Company identifies a location or a potential property, it typically signs a contract and places an escrow deposit to be held with the designated escrow agent. The Company then conducts extensive due diligence, including physical site inspections, environmental studies, a review of applicable zoning and land use restrictions, title reports, a review of all leases (if any), a review of the revenues and expenses from the property, and a study of the local market and local conditions.

Based on its due diligence, the Company determines whether to move forward with acquisition of the property.

Evaluating Alternatives

During the initial 12-36 months of owning and managing the property, the Company analyzes market conditions and decides whether the property should be maintained, refinanced, restructured (i.e., condominium conversion), or sold.

Real Estate Investment Life Cycle

The life cycle of a real estate project varies on an individual property basis, but generally all projects experience periods of development, stabilization, and decline. A major component of successful real estate investing is timing the cycle - in effect, buying low, selling high. The Company pays close attention to the ongoing market cycles in an effort to maximize returns to investors.

Use Of Leverage

We use leverage on most of the real estate properties we invest in, meaning we use debt to finance a portion of the purchase price. In general, for multifamily value-add projects we target a loan-to-cost ratio of 65% -- 75%, although that ratio could be higher or lower for specific properties. In certain cases, depending on the property and its underwriting, we may also use mezzanine debt or preferred equity.

Competitive Landscape

The Company faces significant competition for multifamily projects from developers, investment companies, private equity funds, other REITS, and private investors. The U.S. real estate market as a whole has historically experienced heavy demand and limited supply, with many developers, investors, and other parties competing for properties. This has largely remained true through 2024, although higher inflation rates and outsized economic fallout on certain industries with greater numbers of multifamily tenants may have impacted demand to some extent. With the economy demonstrating underlying strength through 2024, even in the face of higher inflation and interest rates until the Federal Reserve began a short series of rate cuts in the third quarter, we believe demand may rebound in the medium term to at least pre-pandemic levels. At the same time, the accompanying tightening of credit markets is likely to continue restricting the amount of capital to finance such purchases.

Allocation of Projects Between the Company and Other Entities

The Sponsor controls other entities focused on real estate assets in the United States, primarily multi- family properties. The scope of the Company may differ in some instances but there could nevertheless be instances where the same project fits the investment strategy of both the Company and another entity. In that case we will evaluate the project seeking to balance both portfolios.

We try to keep the portfolio balanced in several ways:

- *Geographic Balance.* We try to keep portfolios balanced geographically. If a new project is located in North Carolina and another entity already owns three projects in North Carolina, the new project might make more sense in the Company.

- *Risk Balance.* Each project carries a risk/reward profile. If a new project is weighted toward a higher risk/reward profile and the Company's portfolio is already weighted in that direction, the new project might make more sense in another entity.

- *Balance in Property Rating.* Multifamily projects are rated A, B, and C, in declining quality. We try to achieve an average rating of B or higher in all portfolios.

If, in the end, a new project makes equal sense in either the Company or another entity controlled by the Sponsor, it is possible that multiple portfolios may invest.

Term of the Company

We began deploying the capital we raised in the Offering as soon as we identified appropriate projects. We intend to operate the Company for five years from the date the Offering began with the option of up to two additional one-year extensions at the discretion of the Manager.

To wind down the Company, the Manager will seek to generate liquidity for Investors and realize any gains in the value of our investments by selling or refinancing our properties and returning capital to Investors on an orderly basis. Sales and refinancing will be subject to prevailing market conditions and there is no guarantee that we will be successful in executing any such liquidity transactions on terms favorable to the Company and Investors, or that we will be able to do so within the time frame we have anticipated.

Employees

The Sponsor has a total of 11 employees. The Company and Manager do not have any employees.

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

The Company is not subject to any current litigation or threatened litigation.

An affiliate of the Company, DF Growth REIT II, LLC ("REIT II"), was a respondent in an administrative proceeding with the SEC. In November 2021 the SEC began an investigation of the Company and initiated a related enforcement action in February 2022. The SEC alleged that REIT II had failed to comply with two technical requirements of Regulation A in its offering to investors (failure to begin the offering within two calendar days of qualification and use of an offering circular supplement instead of a post-qualification amendment to increase the maximum offering amount from $50 million to $75 million) and had included inaccurate statements about the fund on the website. None of the SEC's complaints alleged any intentional wrongdoing or financial or accounting violations, and accurate information about the offering was available to investors at all times. REIT II terminated the offering of its shares in 2022 and in its settlement agreement with the SEC dated June 9, 2023, REIT II agreed to a permanent suspension of the offering. No fines or penalties were administered by the SEC. On August 9, 2023, the SEC informed REIT II that it was also concluding its investigation and did not intend to recommend an enforcement action against DiversyFund, DF Growth REIT, LLC, REIT II, DF Manager, Mr. Cecilio or Mr. Lewis.

In December 2022 attorneys for three shareholders in REIT II brought an investor suit against REIT II; DF Growth REIT, LLC, an affiliate; DiversyFund, Inc., the Sponsor; and Craig Cecilio and Alan Lewis as principals of DiversyFund, Inc. The suit largely piggybacked on claims raised by the SEC in its inquiry of REIT II. The shareholder action alleged that the named shareholders were misled and sought compensation for their losses as well as reimbursement of all attorneys' fees, costs and interest on those fees. Attorneys also sought to have their claim certified as a class action on behalf of all investors in REIT II. REIT II engaged defense counsel well experienced in defending securities litigation and securities class actions in order to vigorously contest these claims, which we believe are without merit. In May 2023 REIT II filed a motion to dismiss all claims and in April 2024, the judge dismissed the investor suit, noting that (i) plaintiffs had failed to state a claim on which relief could be granted and that (ii) plaintiffs had suffered no loss since they still own their shares. Plaintiffs' counsel filed an amended claim in May 2024 and REIT II again filed a motion to dismiss all claims. A majority of the claims were dismissed by the court which again granted plaintiffs leave to file an amended complaint, and plaintiffs filed a third amended complaint in January 2025. REIT II has filed a motion to dismiss, and a hearing is scheduled for May 25, 2025. It is typically difficult to predict the course of contested litigation, however, and the potential impacts on REIT II, ts affiliates, and/or their investors and employees range from the cost of litigation expense to significant economic consequences.

DIRECTORS, OFFICERS, MANAGERS AND KEY PERSONS

The directors, officers, managers and key persons of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three years.

Name	Position	Age	Term of Office	Approx. Hours Worked If Not Full Time
Craig Cecilio	Chief Executive Officer	51	Indefinite	10 hours per week
Alan Lewis	Chief Investment Officer	48	Indefinite	10 hours per week

Biographical Information

Craig Cecilio serves as Chief Executive Officer of the Manager and has served as Chief Executive Officer and Co-Founder of the Sponsor since its inception. Mr. Cecilio has worked in the real estate industry for nearly 23 years. Over the course of his career, Mr. Cecilio has participated in the development of over 1,000 single family and commercial properties as either a joint venture equity partner, lender, or sponsor. Previously, Mr. Cecilio owned a real estate investment business, Coastal California Funding Group, Inc., which underwrote, financed and developed commercial and residential properties principally in California markets such as San Diego, Orange County, Los Angeles and San Francisco, and a loan servicing business. Additionally, Mr. Cecilio founded a real estate debt fund in 2013, which manages a portfolio of mainly real estate-backed bridge loans. In some cases, the fund was used to "pre-fund" some of the Company's real estate projects. Since 1997, Mr. Cecilio has financed nearly $500 million of real estate assets and has developed and managed over $50 million of commercial and residential property (renovations and ground-up). Mr. Cecilio has a Bachelor of Arts from the University of Colorado at Boulder.

Alan R. Lewis is the Chief Financial Officer of the Manager and has served as Chief Investment Officer and Co-Founder of the Sponsor since its inception. Prior to the launch of the Manager, he was the head of the real estate private equity division of a real estate investment and development firm based in Salt Lake City, Utah, where he oversaw capital raising, deal structuring and development work for multifamily projects and master-planned residential communities. Previously, Mr. Lewis worked for nearly ten years on Wall Street as both an investment banker and a corporate lawyer, most recently as Managing Director of the Investment Banking Division of Brill Securities where Mr. Lewis provided financial advisory and capital raising services for high-growth companies along with real estate and oil and gas projects. Prior to joining Brill Securities in 2010, Mr. Lewis practiced as a corporate attorney at Davis Polk & Wardwell, a Tier 1 ranked Wall Street law firm. His practice included IPOs, mergers and acquisitions, and commercial real estate including the acquisition and refinancing of several Fifth Avenue commercial buildings and acquisitions and portfolio restructurings for a $6 billion real estate private equity fund. Over his career, Mr. Lewis has led or participated in transactions totaling over $41 billion. Mr. Lewis has a Bachelor of Arts from Brigham Young University and a Juris Doctor from Columbia Law School.

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.


COMPENSATION OF THE MANAGER AND SPONSOR


Our Manager and our Sponsor receive fees and expense reimbursements for services related to the Offering and for the investment and management of the Company's assets. The items of compensation are summarized in the table below.

Fees

Type of Fee or Expense	Description and Amount
Organization & Offering Expense Reimbursement	The Company reimburses the Sponsor for direct expenses incurred by the Sponsor and its affiliates to organize and operate the Company and conduct the Offering, including:
	● production of fund formation and legal and disclosure documents;
	● payroll expenses and other software development costs including fees paid to vendors, contractors and consultants related to development and maintenance of a website and smart phone application used to market the Company and to operate the fintech platform for investors;
	● marketing and solicitation expenses including payroll expenses and fees paid to vendors, contractors and consultants;
	● legal and compliance costs including payroll expenses and fees paid to vendors, contractors and consultants;
	For the periods ending December 31, 2024 and December 31, 2023, the Company paid $0 and $0 in organization and offering expense reimbursements to the Sponsor.
Asset Management Fee	The Sponsor may charge the Company an annual asset management fee equal to 2% of the capital raised from the sale of Class A Investor Shares. The Sponsor has waived this fee in most periods and expects to continue to waive this fee in future periods. For the periods ending December 31, 2024 and December 31, 2023, the Company paid $0 and $0 in asset management fees to the Sponsor.
Acquisition Fee	The Sponsor may charge each Project Entity (or the Company itself, if the Company owns real estate directly) an acquisition fee of between 1% and 4% of the total project costs, including both "hard" costs (e.g., the cost of property) and "soft" costs (e.g., professional fees).
	Where property is owned by an entity in which there is another financial partner – a joint venture – the Sponsor may be entitled to a similar acquisition fee to the extent

negotiated with the financial partners in such joint venture (which could be higher than the 1-4% acquisition fee for direct investment). However, the Company's share of the fee will not exceed 1-4% of the Company's share of the total sale price.

For the periods ending December 31, 2024 and December 31, 2023, the Company paid $79,820 and $216,897 in acquisition fees to the Sponsor.

Property Disposition Fee

Where the Company owns property directly or is the sole owner of a Project Entity, the Sponsor will receive a property disposition fee equal to 1% of the total sale price of each property.

Where property is owned by an entity in which there is another financial partner – a joint venture – the Sponsor may be entitled to a similar disposition fee to the extent negotiated with the financial partners in such joint venture (which could be higher than the 1% disposition fee for direct investment). However, the Company's share of the fee will not exceed 1% of the Company's share of the total sale price.

For the periods ending December 31, 2024 and December 31, 2023, the Company paid $0 and $0 in disposition fees to the Sponsor.

Financing Fee

Where the Company owns property directly, or is the sole owner of a Project Entity, the Sponsor will receive a financing fee equal to 1.0% of the amount of each loan placed on a property, whether at the time of acquisition or pursuant to a refinancing. This financing fee will be in addition to any fees paid to third parties, such as mortgage brokers.

Where property is owned by an entity in which there is another financial partner – a joint venture – the Sponsor might be entitled to a similar financing fee to the extent negotiated with the financial partners in such joint venture (which could be higher than the 1% financing fee for direct investment). However, the Sponsor's share of the fee will not exceed 1% of the Company's share of the loan.

For the periods ending December 31, 2024 and December 31, 2023, the Company paid $0 and $13,189 in financing fees to the Sponsor.

Construction Management Fee

The Sponsor may provide construction management services. If so, the Sponsor be entitled to a construction management fee equal to 7.5% of actual construction costs.

For the periods ending December 31, 2024 and December 31, 2023, the Company paid $0 and $0 in construction management fees to the Sponsor.

Guaranty Fee

If the Sponsor or an affiliate guaranties indebtedness of the Company or a Project Entity, including guaranties of any so-called "bad boy" carveouts, the guarantor will be entitled to a guaranty fee equal to 0.5% of the loan.

For the periods ending December 31, 2024 and December 31, 2023, the Company paid $0 and $0 in guaranty fees to the Sponsor or any affiliates.

Other Fees

The Company or Project Entities may engage the Sponsor or its affiliates to perform other services. The compensation paid to the Sponsor or its affiliates in each case must be (i) fair to the Company and the Project Entities, (ii) comparable to the compensation that would be paid to an unrelated party, and (iii) disclosed to Investors. This includes a property level asset management fee up to 2% of the effective gross income (monthly rents) received from each real estate project owned by a Project Entity, of which a portion is allocated to each owner of such Project Entity.

For the periods ending December 31, 2024 and December 31, 2023, the Sponsor received a total of $72,611 and $98,160 in property level asset management fees from various Project Entities.

Timing of Payments of Fees and Expense Reimbursements

The compensation and expense reimbursement paid by the Company (or, in the case of property level asset management fees, by Project Entities) to the Manager or the Sponsor during each stage of the Company's trajectory are as follows:

Stage	*Compensation to Manager*	*Compensation to Sponsor*	*Amount of Compensation to Sponsor*
Organization	None	• Organization & Offering Expense Reimbursement	• Up to 10% of total amount of capital raised
		• Asset Management Fee	• 2% of total amount of capital raised
		• Property Level Asset Management Fee	• 0-2% of effective gross income received each real estate project owned by a Project Entity
Asset Acquisition Stage	None	• Organization & Offering Expense Reimbursement	• Up to 10% of total amount of capital raised
		• Asset Management Fee	• 2% of total amount of capital raised
		• Property Level Asset Management Fee	• 0-2% of effective gross income received each real estate project owned by a Project Entity
		• Acquisition Fee	• 1-4% of total asset acquisition cost
			• 1% of total loan value
		• Financing Fee	• 0-0.5% of total loan value
		• Guaranty Fee	
Operation Stage	None	• Organization & Offering Expense Reimbursement	• Up to 10% of total amount of capital raised
		• Asset Management Fee	• 2% of total capital raised
		• Property Level Asset Management Fee	• 0-2% of effective gross income received each real estate project owned by a Project Entity
		• Acquisition Fee	• 1-4% of total asset acquisition cost
			• 1% of total loan value
		• Financing Fee	• 0-0.5% of total loan value
		• Guaranty Fee	• 0-7.5% of actual construction cost
		• Construction Management Fee	• 1% of property sale price
		• Disposition Fee	
Liquidation Stage	None	• Disposition Fee	• 1% of property sale price

Other Compensation

The Sponsor is entitled to share in certain distributions made by the Company, which we refer to as the "Promoted Interest." We divide distributions into two categories: distributions of ordinary operating cash flow, if any, and distributions of the net proceeds from "capital transactions". Distributions of net proceeds from capital transactions are paid in three stages: first, after owners of the Class A Investor Shares have received a 7% cumulative, non-compounded annual return ("Preferred Return") on their investment, the Sponsor is entitled to a catchup return ("Catchup Return") equal to approximately 53.85% of the preferred return paid to owners of the Class A Investor Shares. Second, after owners of the Class A Investor Shares have received their Preferred Return, the Sponsor has received its Catchup Return, and owners of Class A Investor Shares have received a full return of allocated capital, the Sponsor is entitled to 35% of the remaining profits until owners of the Class A Investor Shares have received an "internal rate of return" of 12%. Third, after the holders of the Class A Investor Shares have received a 12% internal rate of return on their investment, the Sponsor is entitled to 50% of the remaining profits.

If the Manager (or other affiliates of our Sponsor) purchase Class A Investor Shares, they will be entitled to their pro rata share of the distributions paid to Investors.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company's authorized capital stock consists of 19,000,000 shares of Class A Investor Shares, no par value per share (the "**Class A Investor Shares**"), and 1,000,000 shares of Common Shares, no par value per share. As of December 31,2024, 487,212 Class A Investor Shares and 1,000,000 Common Shares were issued and outstanding.

The Sponsor owns all of the issued and outstanding Common Shares. Ownership of Common Shares confers no economic benefit *except* the right to a share of distributions after holders of Class A Investor Shares have received a preferred cumulative return, as described in the LLC Agreement which is filed as an exhibit to the Company's Offering Statement and is incorporated here by reference.

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power.

Name	Craig Cecilio
Name	Alan Lewis

* Mr. Cecilio and Mr. Lewis each own more than 20% of the voting power of the Sponsor. The Sponsor is the sole member and the manager of DF Manager, LLC, the Manager of the Company.

**FINANCIAL INFORMATION**

Please see the financial information listed on the cover page of this Form C-AR and in the financial statements attached hereto as <u>Exhibit B</u>, in addition to the following information.

Operations

The Company was incorporated on March 16, 2022 under the laws of the State of Delaware, and is headquartered in San Diego, California.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account.

As of December 31, 2024, the Company had an aggregate of $28,960 in cash and cash equivalents.

Liquidity and Capital Resources

In December 2022, the Company completed its offering pursuant to Regulation CF and raised an estimated $4,872,123.

Capital Expenditures and Other Obligations

The Company incurred no capital expenditures during the period ending December 31, 2024.

Our Investments

As of December 31, 2024 the Company had invested a total of $4,345,059 in equity in 3 projects:

Property	Date of Initial Investment	Ownership	Amount
Onyx on Park	July 11, 2022	27.89%	$ 3,420,304
The Independent	March 16, 2023	10.04%	$ 850,000
Mission Villas	October 24, 2023	0.75%	$ 74,755
Totals			**$ 4,345,059**

Valuation

The Company's Class A Investor Shares were priced at $10.00 in the Offering and there has been no valuation event since the Offering closed.

Material Changes and Other Information

Trends and Uncertainties

To combat high inflation in 2022, 2023 and in the first part of 2024, the Federal Reserve conducted its steepest series of interest rate hikes ever. As expected, this plan to slow down the economy and remove liquidity from the market through the use of monetary policy also led to a decline in asset values across some sectors.

Looking ahead, we expect the coming year to be extremely challenging for the broader economy with the growing likelihood of economic conditions worsening significantly following the widespread implementation of global tariffs and the ongoing dismantling of the federal government in the United States. Individuals, businesses, and investors expect a period of generally depressed asset values and dramatically increased market volatility compared to recent history.

Restrictions on Transfer

Any securities sold pursuant to Regulation CF being offered may not be transferred by any investor of such securities during the one-year holding period beginning when the securities were issued, unless such securities are transferred:
(1) to the Company; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the

Securities Act; (3) as part of an IPO; or (4) to a member of the family of the investor or the equivalent, to a trust controlled by the investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each investor should be aware that although the securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the securities or any capital stock into which they are convertible, such transferring investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company an opinion of counsel reasonably satisfactory to the Company stating that a registration statement is not necessary to effect such transfer.

In addition, the investor may not transfer securities or any capital stock into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

EXHIBIT B
FINANCIALS
(UNAUDITED)

April 18, 2025

VALUE ADD GROWTH REIT III, LLC

Value Add Growth REIT III, LLC

Index

Value Added Growth REIT III LLC
Balance Sheet
As of December 31, 2023 and December 31, 2024

	Year Ended December 31, 2024	Year Ended December 31, 2023
ASSETS		
Total real estate quity investments	$ 4,345,059	$ 4,345,059
Cash and cash equivalents	28,960	-
Total Assets	**$ 4,374,019**	**$ 4,345,059**
LIABILITIES AND MEMBERS' EQUITY		
LIABILITIES		
Accounts Payable and accrued expenses	$ 100,223	$ 100,223
Total Liabilities	**$ 100,223**	**$ 100,223**
MEMBERS' EQUITY		
Equity:		
Class A Investor Shares, no par value; 7,500,000 shares authorized ; 487,212 shares issued at $10 per share and outstanding as of December 31, 2023	$ 4,872,123	$ 4,872,123
Accumulated Deficit	(598,327)	(627,287)
Total Members' Equity	**$ 4,273,796**	**$ 4,244,836**
Total Liabilities and Members' Equity	**$ 4,374,019**	**$ 4,345,059**

Value Added Growth REIT III LLC
Statement of Operations
As of December 31, 2023 and December 31, 2024

	Year Ended December 31, 2024		Year Ended December 31, 2023	
REVENUES				
Rental Property Revenue				
Investment Income	$	35,660.20	$	-
TOTAL REVENUES	$	35,660.20	$	-
EXPENSES				
Operating Expenses				
General and Administrative Expenses	$	6,700.00	$	6,070.00
Fund Management	$	-	$	-
Total Operating Expenses	$	6,700.00	$	6,070.00
Investing Expenses				
Unrealized Investment Loss				
Total Investing Expenses				
TOTAL EXPENSES	$	6,700	$	6,070
NET GAIN (LOSS)	$	28,960	$	(6,070)

Value Added Growth REIT III LLC
Statement of Members' Equity
For the Year Ended December 31, 2024

Class A Investor Shares

	Shares	Amount	Subscription Receivable	Accumulated Deficit	Total Equity
January 1, 2023	487,212	$ 4,872,123	$ -	$ (621,217)	$ 4,250,906
Proceeds from issuance of Class A Investor Shares	-	$ -		-	-
Distributions declared on Class A Investor shares			-	-	-
Net Loss			-	(6,070)	(6,070)
Balance as of December 31, 2023	487,212	$ 4,872,123	$ -	$ (627,287)	$ 4,244,836

Class A Investor Shares

	Shares	Amount	Subscription Receivable	Accumulated Deficit	Total Equity
January 1, 2024	487,212	$ 4,872,123	$ -	$ (627,287)	$ 4,244,836
Proceeds from issuance of Class A Investor Shares	-	$ -		-	-
Distributions declared on Class A Investor shares			-	-	-
Net Profit			-	28,960	28,960
Balance as of December 31, 2024	487,212	$ 4,872,123	$ -	$ (598,327)	$ 4,273,796

Value Added Growth REIT III LLC
Statement of Cashflows
For the periods ended December 31, 2023 and December 31, 2024

	For the Year Ended December 31, 2024	For the Year Ended December 31, 2023
OPERATING ACTIVITIES		
Net Profit	$ 28,960	$ (5,800)
Change in Assets and Liabilities		
Accounts payable and accrued expenses	-	-
Net cash used in operating activities	28,960	(5,800)
INVESTING ACTIVITIES		
Investment in real estate equity investments	-	(924,755)
Net cash used iniInvesting activities	-	(924,755)
FINANCING ACTIVITIES		
Proceeds from the issuance of Class A Investor Shares	-	-
Payments made to investor for dividends	-	-
Net cash provided by financing activities	-	-
Net increase in cash and cash eqivalents	-	-
Cash and cash equivalents, beginning of period	-	930,825
Cash and cash equivalents, end of period	$ 28,960	$ -

Value Add Growth REIT III LLC
Notes to the Financial Statement
December 31, 2024

Note 1 – Formation and Organization

Value Add Growth REIT III LLC (the "Company") is a limited liability company organized March 16, 2022 under the laws of the State of Delaware. Our focus is on long-term capital appreciation from the renovation and repositioning of these multifamily properties. The use of the terms the "Company," "Value Add Growth REIT III," "we," "us," or "our" in these financial statements refer to Value Add Growth REIT III LLC, unless the context indicates otherwise. We have elected to be taxed as a REIT under the Internal Revenue Code of 1986, as amended (the "Code"), commencing with our taxable year ended December 31, 2022.

The Company is managed by DF Manager, LLC, ("Manager"), which is a subsidiary of the Company's sponsor, DiversyFund, Inc. (the "Sponsor").

On June 9, 2022, we began an offering pursuant to Regulation CF (the "Offering") of $5,000,000 in Class A Investor Shares with a purchase price of $10.00 per share. The offering was terminated in December 2022 and as of December 31, 2022, we had issued 487,212 of Class A Investor Shares for an aggregate purchase price of $4,872,123. No additional shares were issued in 2024.

Note 2 – Summary of Significant Accounting Policies

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP).

The Company adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of the balance sheet in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the balance sheet. Actual results could differ from those estimates.

Concentration of Credit Risk

At times, our cash may exceed the Federal Deposit Insurance Corporation deposit insurance limit of $250,000 per institution. The Company mitigates credit risk by placing cash with major financial institutions. To date, the Company has not experienced any losses on cash.

Variable Interest Entities and Voting Interest Entities

A variable interest entity ("VIE") is an entity that lacks one or more of the characteristics of a voting interest entity. A VIE is defined as an entity in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The determination of whether an entity is a VIE includes consideration of various factors. These factors include review of the formation and design of the entity, its organizational structure including decision-making ability and relevant financial agreements, and analysis of the forecasted cash flows of the entity. We make an initial determination upon acquisition of a VIE and reassess the initial evaluation of an entity as a VIE upon the occurrence of certain events.

A VIE must be consolidated only by its primary beneficiary, which is defined as the party who, along with its affiliates and agents has both the: (i) power to direct the activities that most significantly impact the VIE's performance; and (ii) obligation to absorb the losses of the VIE or the right to receive the benefits from the VIE, which could be significant to the VIE. We determine whether we are the primary beneficiary of a VIE by considering various factors, including, but not limited to: which activities most significantly impact the VIE's economic performance and which party controls such activities; the amount and characteristics of its investment; the obligation or likelihood for us or other interests to provide financial

support; consideration of the VIE's purpose and design, including the risks the VIE was designed to create and pass through to its variable interest holders and the similarity with and significance to the business activities of our interest and the other interests. We reassess our determination of whether we are the primary beneficiary of a VIE each reporting period. Significant judgments related to these determinations include estimates about the future performance of investments held by VIEs and general market conditions. The maximum risk of loss related to our investments is limited to our recorded investment in such entities, if any.

A voting interest entity ("VOE") is an entity in which equity investors have the characteristics of a controlling financial interest and has sufficient equity at risk to finance its activities. A controlling financial interest exists if limited partners with equity at risk are able to exercise substantive kick-out rights or are able to exercise substantive participation rights. Under the VOE model, generally, only a single limited partner that is able to exercise substantial kick-out rights will consolidate the entity.

As of December 31, 2024, the Company held investment in two entities, which are evaluated under the VIE model and not consolidated because the Company was not determined to be the primary beneficiary. This investment is carried on the equity method because of the Company's significant influence.

As of December 31, 2024, the Company held investment in two entities, which are evaluated under the VOE model and not consolidated because the Company is not able to exercise substantial kick-out rights and substantive participation rights.

Deferred Offering Costs

The Company complies with the requirements of FASB ASC 340-10-S99-1 with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized. The deferred offering costs are charged to member's equity upon the completion of an offering or to expense if the offering is not completed.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

Fair Value Option

ASC 825 "Fair Value Option for Financial Assets and Financial Liabilities" ("ASC 825") provides a fair value option election that allows companies to irrevocably elect fair value as the initial and subsequent measurement attribute for certain financial assets and liabilities. ASC 825 permits the fair value option election on an instrument by instrument basis at initial recognition. We have decided not to make this election.

Revenue Recognition

Rental income is recognized as rentals become due. Rental payments received in advance are deferred until earned. All leases between the Company and tenants of the property are operating leases and are one year or less.

Based on the VOE model assessment where no assets were determined to be consolidated, the Company has no revenues to report as of December 31, 2024.

For certain properties, in addition to contractual base rent, the tenants pay their share of utilities to the Company. The income and expenses associated with these properties are generally recorded on a gross basis when the Company is the primary obligor. For the period ended December 31, 2024, the Company recorded reimbursements of expenses of $0.

Tenant fees, such as application fees, administrative fees, late fees, and other revenues from tenants are recorded when amounts become due.

Organizational Costs

In accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 720, organizational costs, including accounting fees, legal fees, and costs of incorporation, are expensed as incurred.

Geographic concentration

As of December 31, 2024, the Company's investment in real estate operates in California. Future operations could be affected by changes in economic or other conditions in those geographical areas or the demand for such housing.

Purchase Accounting for Acquisitions of Real Estate

Effective March 16, 2022, (Inception) the Company adopted the provisions of Accounting Standard Update 2017-01, which provides that if substantially all the fair value of the gross assets is concentrated in any individual asset, the acquisition is treated as an asset acquisition as opposed to a business combination. Under an asset acquisition, costs directly related to the acquisition are capitalized as part of the purchase consideration. The fair value of the purchase consideration is then allocated based on the relative fair value of the assets. The estimates of the fair value of the purchase consideration and the fair value of the assets acquired is consistent with the techniques used in a business combination.

Accounting for Long-Lived Assets and Impairment of Real Estate Owned

The Company reviews its real estate portfolio on an annual basis to ascertain if there are any indicators of impairment to the value of any of its real estate assets, including deferred costs and intangibles, to determine if there is any need for an impairment charge. In reviewing the portfolio, the Company examines one or more of the following: the type of asset, the current financial statements or other available financial information of the asset, and the economic situation in the area in which the asset is located. For each real estate asset owned for which indicators of impairment exist, management performs a recoverability test by comparing the sum of the estimated undiscounted future cash flows attributable to the asset to its carrying amount. If the aggregate undiscounted cash flows are less than the asset's carrying amount, an impairment loss is recorded to the extent that the estimated fair value is less than the asset's carrying amount. The estimated fair value is determined using a discounted cash flow model of the expected future cash flows through the useful life of the property. The analysis includes an estimate of the future cash flows that are expected to result from the real estate investment's use and eventual disposition. These cash flows consider factors such as expected future operating income, trends and prospects, the effects of leasing demand, competition and other factors.

Income Taxes

The Company operates and is taxed as a REIT for federal income tax purposes as of year ended December 31, 2022. To qualify as a REIT, the Company must meet certain organizational and operational requirements, including a requirement to distribute at least 90% of its taxable income to its stockholders. As a REIT, the Company generally is not subject to corporate income tax on that portion of its taxable income that is currently distributed to stockholders. The Company may be subject to certain state and local taxes on its income and property, and federal income and excise taxes on its undistributed income. No material provisions have been made for federal income taxes in the accompanying financial statements, and no gross deferred tax assets or liabilities have been recorded as of December 31, 2022. As of December 31, 2022, $157,093 in distributions have been declared to stockholders, which were classified for tax purposes as non-taxable return of capital.

All tax periods since inception remain open to examination by the major taxing authorities in all jurisdictions where we are subject to taxation.

Net Earnings or Loss per Unit

Net earnings or loss per unit is computed by dividing net income or loss by the weighted-average number of units outstanding during the period, excluding units subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per unit. Diluted net earnings or loss per unit reflect the actual weighted average of units issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive items are excluded from the computation of the diluted net earnings or loss per unit if their inclusion would be anti-dilutive. As no potentially dilutive items exist and no membership units are outstanding as of March 16, 2022 (inception), the Company has not presented basic net loss per unit or diluted net loss per unit.

Note 3 – Equity Method Investments

If it is determined that we do not have a controlling interest in a joint venture through our financial interest in a VIE, the equity method of accounting is used. Under the equity method, the investment is originally reported at cost and is adjusted for capital activity including subsequent subscriptions, redemptions or distributions. As distributions are received from the underlying equity investment, the cost basis of the investment will be reduced. As distribution proceeds surpass the cost basis of the investment, we will then record realized investment gains for the associated equity investment. The following is a table detailing the current investments made under the equity method as of December 31, 2024:

Description of Property		Date acquired			Investment Amount
Onyx On Park LLC		July 11, 2022			$ 3,420,304
The Independent LLC		March 28, 2023			924,755
Total					$ 4,345,059

*The Total Acquisition Cost represents the fair market value, arrived at through arms-length negotiations, of the contribution of property and related and soft costs.

Note 4 – Members' Equity

The Company is managed by DF Manager, LLC, a related party. The Company has authorized 20,000,000 shares of LLC interests, consisting of 1,000,000 Common Shares and 19,000,000 Investor Shares. The Sponsor owns all of the Common Shares.

The Company may divide the Class A Investor Shares into one or more classes and designate rights and privileges to share classes. The Company adopted an authorizing resolution designating 7,500,000 of its investor shares as Class A Investor Shares. Class A Investor Shares were designated certain rights and privileges, including: A) A policy on distributions of operating cash flows dictating that distributions to members are first to repay any member loans, second to holders of Class A Investor Shares until they have received their cumulative preferred returns of a non-compounded 7% annual return on unreturned investments, third to holders of Common Shares in an amount equal to the catchup return (as defined in the operating agreement, generally as the amount that bears the same proportion to the aggregate investor preferred return paid through such date as 35 bears to 65), and fourth 65% to Class A Investor Shares and 35% to Common Shares. B) A policy on distributions of net capital proceeds dictating that distributions to members are first to repay any member loans, second to holders of Class A Investor Shares until they have received their cumulative preferred returns of a non-compounded 7% annual return on unreturned investments, third to Class A Investor Shares until they have received full return of their allocated capital from the capital transactions, fourth to holders of Common Shares in an amount equal to the catchup return (as defined in the operating agreement, generally as the amount that bears the same proportion to the aggregate investor preferred return paid through such date as 35 bears to 65), fifth 65% to Class A Investor Shares and 35% to Common Shares until Class A Investor Shares have received their targeted internal rate of return of 12%, and sixth 50% to Class A Investor Shares and 50% to Common Shares. C) Class A Investor Shares may be withdrawn by holders with 90 days' notice under certain terms defined in the Company's operating agreement.

Investors do not have the right to cause the Company to repurchase (redeem) their Class A Investor Shares.

The debts, obligations, and liabilities of the Company, whether arising in contract, tort, or otherwise, are solely the debts, obligations, and liabilities of the Company, and no member of the Company is obligated personally for any such debt, obligation, or liability.

Note 5 – Commitments and Contingencies

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matters will have a material adverse effect on its business, financial condition or results of operations.

Note 6 – Related Party Arrangements

DF Manager, LLC, Manager

The Company entered into a management agreement with DF Manager, LLC, a related party, on May 2, 2022. The management agreement provides for a 0.167% monthly management fee (approximately 2% annually) on the aggregate capital accounts of its members.

DiversyFund, Inc., Sponsor

The Sponsor charges each project entity an asset management fee equal to 2% of the gross operating income (typically gross rental revenue) of the real estate project owned by the project entity. This fee is charged to the real estate asset and is not a fee charged directly to the Company. During the 2024 fiscal year, the Sponsor did not receive any asset management fees from the Company or from the project entity.

The sponsor charges each project entity (or the Company itself, if the Company owns real estate directly) an acquisition fee of between 1% and 4% of the total project costs, including both "hard" costs (e.g., the cost of property acquisition and other capital improvements) and "soft" costs (e.g., professional fees and expenses). Where the Company owns property directly or is the sole owner of a project entity, the sponsor will receive a property disposition fee equal to 1% of the total sale price of each property. Where property is owned by an entity in which there is another financial partner – a joint venture – the Sponsor might be entitled to a similar acquisition fee to the extent negotiated with the financial partners in such joint venture (which could be higher than the 1-4% acquisition fee for direct investment). However, the Company's share of the fee will not exceed 1-4% of the Company's share of the total project cost. During the year ended December 31, 2023 the Sponsor did not receive any acquisition fees from the Company or from the project entity.

Where the Company owns property directly, or is the sole owner of a project entity, the Sponsor will receive a financing fee equal to 1.0% of the amount of each loan placed on a property, whether at the time of acquisition or pursuant to a refinancing. This financing fee will be in addition to any fees paid to third parties, such as mortgage brokers. During the year ended December 31, 2024, the Sponsor did not receive any financing fees from the Company or from the project entity.

The Sponsor may provide construction management services. If so, the Sponsor is entitled to a construction management fee equal to 7.5% of actual construction costs. During the year ended December 31, 2024, the Sponsor did not receive any construction management fees.

If the Sponsor or an affiliate guarantees indebtedness of the Company or a project entity, including guarantees of any so-called "bad boy" carve outs, the guarantor will be entitled to a guaranty fee equal to 0.5% of the loan. During the year ended December 31, 2024 the Sponsor did not receive any guaranty fees from the Company or from the project entity.

The Sponsor is entitled to an Organization & Offering Expense Reimbursement for direct expenses incurred by the Sponsor and its affiliates to organize and operate the Company and conduct the Offering. The Organization & Offering Expense Reimbursement may not exceed 10% of the capital raised from the sale of Class A Investor Shares. During the year ended December 31, 2024 the Sponsor did not receive any Organization & Offering Expense Reimbursement.

Executive Officers of our Manager and Sponsor

As of the date of these financial statements,, our executive officers are as follows:

Name	Position
Craig Cecilio	Chief Executive Officer
Alan Lewis	Chief Investment Officer

Craig Cecilio has served as our Chief Executive Officer of our Sponsor and Manager since its inception.

Alan Lewis has served as the Chief Investment Officer of our Sponsor and Manager since its inception.

Note 7 – Distributions

Investor distributions are determined by each shareholders' investment of record each day during the distribution period.

During the year ended December 31, 2024, the Company made no distributions to shareholders.

Note 8 – Subsequent Events

Events that occur after the balance sheet date, but before the financial statement was available to be issued, must be evaluated for recognition or disclosure. The effects of subsequent events that provide evidence about conditions that existed at the balance sheet date are recognized in the accompanying financial statement. Subsequent events which provide evidence about conditions that existed after the balance sheet date require disclosure in the accompanying notes.

As of the date of this Annual Report, there were no subsequent events to report.